SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

SCHEDULE 13G

UNDER THE SECURITIES EXCHANGE ACT OF 1934
(AMENDMENT NO.     )*

ATLAS LITHIUM CORPORATION
(Name of Issuer)

Common Stock
(Title of Class of Securities)

105861306
(CUSIP Number)

July 17, 2023
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☒ Rule 13d-1(b)
☐ Rule 13d-1(c)
☐ Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
Waratah Capital Advisors Ltd.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a)☐
(b)☐
3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION
Ontario, Canada

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER
661,158

	6	SHARED VOTING POWER
0

	7	SOLE DISPOSITIVE POWER
661,158

	8	SHARED DISPOSITIVE POWER
0

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
661,158 (1)

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
6.16% (1)(2)

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
IA

(1)	The beneficial ownership of the securities reported herein is described in item 4 of this Schedule 13G.

(2)	Based on 10,729,260 Common Shares outstanding as of October 20, 2023, and assuming the conversion of all Shares held into Common Shares, in accordance with Rule 13d-3 of the Act.

Item 1(a).	Name of Issuer:

Atlas Lithium Corporation

Item 1(b).	Address of Issuer's Principal Executive Offices:

Rua Buenos Aires, 10 – 14th Floor Sion, Belo Horizonte, Minas Gerais, Brazil, 30.315-570

Item 2(a).	Name of Person Filing:

Waratah Capital Advisors Ltd.

Item 2(b).	Address of Principal Business Office or, if none, Residence:

1133 Yonge Street, 5th floor Toronto ON M4T 2Y7 Canada

Item 2(c).	Citizenship: Ontario, Canada

Item 2(d).	Title of Class of Securities: Common Stock

Item 2(e).	CUSIP Number: 105861306

Item 3.	If This Statement Is Filed Pursuant to Sections 240.13d-1(b) or 240.13d-2(b) or (c), Check Whether the Person Filing Is a(n):

(a)	☐ Broker or dealer registered under Section 15 of the Act (15 U.S.C. 78o);

(b)	☐ Bank as defined in Section 3(a)(6) of the Act (15 U.S.C. 78c);

(c)	☐ Insurance company as defined in Section 3(a)(19) of the Act (15 U.S.C. 78c);

(d)	☐ Investment company registered under Section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8);

(e)	☒ Investment adviser in accordance with Section 240.13d-1(b)(1)(ii)(E);

(f)	☐ Employee benefit plan or endowment fund in accordance with Section 240.13d-1(b)(1)(ii)(F);

(g)	☐ Parent holding company or control person in accordance with Section 240.13d-1(b)(1)(ii)(G);

(h)	☐ Savings association as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

(i)	☐ Church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);

(j)	☐ A non-U.S. institution in accordance with Section 240.13d-1(b)(1)(ii)(J);

(k)	☐ Group, in accordance with Section 240.13d-1(b)(1)(ii)(K). If filing as a non-U.S. institution in accordance with Section 240.13d-1(b)(1)(ii)(J), please specify the type of institution: ____________________________ .

Item 4.	Ownership.

(a)	Amount beneficially owned: 661,158 (1)(2)

(b)	Percent of class: 6.16% (1)(2)

(c)	Number of shares as to which the person has: 661,158

(i)	Sole power to vote or to direct the vote: 661,158

(ii)	Shared power to vote or to direct the vote: 0

(iii)	Sole power to dispose or to direct the disposition of: 661,158

(iv)	Shared power to dispose or to direct the disposition of: 0

(1)
 661,158 Shares are owned by a private investment fund for which Waratah Capital Advisors Ltd. (“Waratah”) provides discretionary advisory services and has proxy voting authority, which cannot be withdrawn by the fund within 60 days. Accordingly, for purposes of Rule 13d-3 under the Securities Exchange Act of 1934 (the “Exchange Act”), Waratah may be deemed to beneficially own the Shares. In accordance with Rule 13d-4 under the Exchange Act, Waratah expressly disclaims beneficial ownership of the Shares for purposes of Sections 13(d) or 13(g) of the Exchange Act.

(2)	Based on 10,729,260 Common Shares outstanding as of October 20, 2023, and assuming the conversion of all Shares held into Common Shares, in accordance with Rule 13d-3 of the Act.

Item 5.	Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following ☐.

Item 6.	Ownership of More Than Five Percent on Behalf of Another Person.

Not applicable

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company.

Not applicable

Item 8.	Identification and Classification of Members of the Group.

Not applicable

Item 9.	Notice of Dissolution of Group.

Not applicable

Item 10.	Certification.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  January 31, 2024

Waratah Capital Advisors Ltd.

By:	/s/ Dimitri Michalopoulos
Name: Dimitri Michalopoulos
Title: COO, CCO, Director, Waratah Capital Advisors Ltd.